

February 7, 2011

VIA U.S. MAIL

Eric J. Watson
Chief Executive Officer
Cullen Agricultural Holding Corp.
1431 N. Jones Plantation Road
Millen, Georgia 30442

> **Re:** **Cullen Agricultural Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 14, 2011**
> **File No. 333-170165**

Dear Mr. Watson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your response to prior comments 2 and 3 from our letter to you dated January 3, 2011. Please provide current and updated disclosure. For example, we note the revised disclosure at page 1 and the tabular entries at page 29 which appear to give effect to then-pending land sales. In addition, please provide updated disclosure with respect to the possibility of an extension of the maturity date of the promissory note due January 20,

2011. Lastly, ensure that you discuss in necessary detail the events which were the subject of the Form 8-K you filed on January 20, 2011.

2.   We further note that it is not clear from your filed exhibits which contracts relate to the sales disclosed in your MD&A. For example, and without limitation, it appears that Exhibit 10.12 relates to the sale of 1,203 acres, which appears in the second line of the table at page 29. Your disclosure indicates that one such contract was signed on September 23, 2010 and terminated on October 8, 2010. The tabular disclosure indicates that one of another two sales totaling 1,203 acres closed on October 26, while the other sale with a contract signed on October 15 remains pending.   Please clarify in each case which exhibit relates to which referenced sale(s).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Alan Miller, Esq.
        Graubard Miller
        (212) 818-8881 (fax)